Mail Stop 4561

August 3, 2009

Mr. Maurizio Vecchione
President and Chief Executive Officer
CompuMed, Inc.
5777 West Century Blvd., Suite 360
Los Angeles, CA 90045

>   **Re:**   **CompuMed, Inc.**
>   **Form 10-KSB/A for the Fiscal Year Ended September 30, 2008**
>   **Filed December 30, 2008**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2008**
>   **Filed February 17, 2009**
>   **Form 10-KSB/A#2 for the Fiscal Year Ended September 30, 2008**
>   **Filed July 21, 2009**
>   **File No. 000-14210**

Dear Mr. Vecchione:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief